Exhibit 7.2

ACCESS PHARMACEUTICALS, INC
Amended Agreement

Submitted
 June 1, 2010

iMedicor

iMedicor has enhanced its ability to market and promote the launch of MuGard in North America since the execution of the original agreement executed on September 22, 2009. This amended agreement reflects the enhanced capabilities that expand distribution directly to targeted physicians and related staff. In addition, based on the iMedicor assessment of the MUGARD launch we are recommending that the education seminars originally indicated as an optional fee based program will be included in  the overall plan at no additional cost. iMedicor is recommending a series of five seminars over the first year of the program to be delivered live and then archived for off line use. iMedicor will also stage and organize Thought Opinion Leaders discussion groups, message boards and blogs on the iMedicor portal and those of our marketing partners with the approval of Access Pharma.

iMedicor is a secure, HIPAA compliant online portal that creates a virtual healthcare community amongst physicians and other medical professionals for the purpose of real-time Health Information Exchange. Physicians are provided with free, secure transport accounts, similar to e-mail, that enable them to share personal health information with other participating physicians within a HIPAA compliant environment.

iMedicor also includes a Pharma Marketing Platform designed to deliver education based content directly to the targeted profiled market segment request by our clients, in this case Access Pharma. The expanded capabilities of iMedicor allows for the placement of this content directly in the hands of physicians bypassing staff or other gatekeepers. Our expanded distribution partners in conjunction with the growing iMedicor or user base create a deeper access to physicians as a trusted education / information source.

iMedicor allows Clients to post marketing and educational content which participating physicians can access 24 hours a day, 7 days a week with an opt-in, non invasive process.

Initial access to the healthcare provider community is accomplished through a combination of several methods. Vemics has partnered with several network partners specializing in the Oncology and related field as well as a direct sales force that call on hospitals, larger medical practices and other healthcare facilities.

Through a seamless integration, each user has full access to iMedicor features, services and on-line tools through a unique interface.   Targeted physicians are made aware of content through the iMedicor / Strategic Partner clinical alerts system which is currently in use. Historically, 25% to 92% of all alerts are opened within 48 hours of distribution based on the targeted audience, sponsor of the alert and subject matter. In addition, iMedicor has its own proprietary system whereby secure messages can be placed in a member’s message center. Only iMedicor administrators can place messages which are considered valuable updates to existing services, features and benefits by iMedicor users. Both communication methods combine into a powerful process to attract the attention of your targeted audience.

Access Pharmaceuticals, Inc

Access Pharmaceuticals, Inc. is an emerging biopharmaceutical company that focuses on adding value to exciting product concepts in research by advancing those products through clinical development. Access has adopted a semi-virtual model to control costs, and advances projects by utilizing its experienced clinical and regulatory team and a small team of experienced pharmaceutical scientists. Access's scientists have unique expertise in nanopolymer chemistry platform technologies, which are utilized in several of the company's R&D programs. Through careful strategic planning designed to maximize shareholder returns, Access will either seek to advance products towards regulatory and marketing approval, co-develop products in collaboration with R&D and marketing partners or out-license products once development has advanced to a predetermined point.

While the company’s primary focus is in oncology and supportive care of cancer patients, Access has recently acquired product candidates in the dermatology field as well as additional oncology assets. Access has an approved supportive care product, one product in Phase 3 clinical development, four Phase 2 clinical candidates, and six preclinical programs in oncology, including products arising from a promising oral drug delivery technology.

MuGard™

Oral mucositis is a frequent complication of cancer chemotherapy or of radiation therapy to the head and neck region. Currently available products are usually inadequate, and more effective treatment to minimize the extent and duration of mucositis is clearly needed. Historically, treatment of mucositis has been palliative and aimed at minimizing mucosal trauma. Treatments include frequent mouth cleansing and rinsing with buffered saline and fluoride solutions and administration of topical and systemic antimicrobial agents. Mucositis and infection of the mouth have remained major complications despite the usual oral care provided for patients with cancer.

MuGard is a viscous, mucoadhesive rinse which provides a protective coating to the oral mucosa. In a comparison of patients undergoing standard care with patients using MuGard, the incidence and severity of mucositis was significantly lower for the MuGard group.

Plan

During the third quarter of 2010 Access Pharmaceuticals will introduce MuGard into the US market. iMedicor is prepared to execute a multi-tiered marketing program designed to reach a maximum targeted audience repeatedly over a period of time with various messages in a variety of formats. The concept proposed will allow execution of a major marketing campaign using Internet based targeted profiled marketing directly to medical practices targeting physicians and medical support staff.

Phase I

iMedicor, with the assistance of Access Pharmaceuticals, Inc have identified the following targeted practices throughout the country which will focus on the target market group for this project:

Radiation Oncology	3626	3626
Radiation Therapy	65	65
Oncology	2012	2012
Oncology Treatment Center	2	2
Oncology, Medical	5616	5616
Hematology	4488	4488
Hematology/Oncology	4174	4174
Hospitalist	3002	3002
Internal Medicine, Hospice and Palliative Care	6	6
Rheumatology	3648	3648
Otolaryngology	177	177
HIV/AIDS	249	249
Periodontics	146	146
Primary Total		27211
Hematology/Pathology	134
Oncology, Gynecologic	955
Nurse Practitioner	13574
Radiological Physics	51
Radiology	22067
Radiology Center	23
Radiology, Diagnostic	16011
Radiology, Nuclear	227
Radiology, Nuclear/Nuclear Medicine	83
Grand Total	80336

Note: the figures listed above are subject to change as iMedicor’s reach increased prior to the actual launch. In addition, iMedicor will begin to include additional targeted groups such as ENT with the approval of Access Pharma)

Phase I execution will include:

iMedicor will stage three one hour on-line seminar directed to physicians and Nurse Practitioners, and other healthcare staff, as an educational resource highlighting MuGard.

1.	The Seminar will include a MuGard content expert supplied by Access Pharmaceuticals.
2.
iMedicor will market the seminar, arrange for registration and administration of the event, provide technical and presentation support including the creation of PowerPoint slides or other content support, Training for the presenter and all other activities required to create and deliver a high quality educational seminar to the target audience.

3.
The presenter(s) will deliver their presentation from their office or home, they will work with the iMedicor production team and virtually show up and teach, iMedicor will be responsible for all other related activities.

4.
After the live presentation is completed, an archived version will be posted on the iMedicor site and the Access site for up to three months ( or as long as the content remains current) beyond the end of this program.

5.
The initial three Seminars will focus on one of the following groups per seminar Physicians, Nurse Practitioners, Both. The first seminar will be delivered two weeks prior to launch, the second one week prior to launch and the third on the day of the launch.

6.	Based on the initial results iMedicor will stage up to two additional seminars over the balance of 2010, schedule to be determined.

As part of Phase I, iMedicor will also focus on distributing controlled samples to Key Opinion Leaders in the targeted fields including “Friend & Family” physicians, practices, and cancer related healthcare facilities in order to begin the distribution and use of MuGard and the collection of early adopter research. This process will be tightly controlled by iMedicor and Access Pharma and will include i iMedicor’s strategic partners as approved by Access Pharma.

A proposed Timeline is included in this document.

Phase II – Launch

In conjunction with the Marketing Agency selected by Access Pharma, iMedicor will assist in:

1.	Creating an Alert Message of 1,000 characters or less, plus graphics directed to the targeted practices listed within the specialty areas in the target profile chart above.
2.	The Alert message is delivered through the “ALERT SYSTEM”, which historically has a 25% to 92% open rate within the first 48 hours of delivery.
3.	The Alert message will be constructed in such a manner to encourage the recipient to click through to the content.
4.	The initial Content should be a PDF fact sheet communicating the clinical study, medical benefits and other related information regarding MuGard to the target patient group.
5.
The “Click” through respondents will be encouraged to order samples once the Content is accessed. The communication will be created by the Marketing group and designed to be delivered through iMedicor’s ClearLobby portal.

6.
Once the initial click through to the content occurs the individual retrieving the content will have the opportunity to order samples and / or request a direct communication with Access Pharmaceuticals.

7.
Access Pharma will also need to have the capacity to field direct inquiries as the Alerts may generate. These inquiries may manifest themselves in direct question through e-mail, requests for additional information, or requests for in-person visits. Initially, through Direct Medical Solutions, iMedicor’s strategic direct field sales force partner, requests for in-person appointments can be directed through that organization. The method of communication and response is customizable and controllable through ClearLobby customization TBD.

8.
The initial “ALERT” distribution through ClearLobby would be released approximately every week for the first three months from the time of the launch, or as mutually adjusted and agreed. This distribution plan will help stabilize response to a manageable level and can be adjusted according to response as the program develops. Access will need to be able to react to sample requests and to communicate directly to those physicians requesting direct contact within a reasonable time period.

9.	Direct Medical Solutions will focus their sales organization to deliver content and samples directly to targeted qualified doctors beginning the day of the launch.
10.
iMedicor will also promote MuGard through its on-line Strategic Partners beginning with the launch. A prime example is MedTrust On-Line. This is the on-line portal that Oncologist and related field go to for updated clinical information, new procedures and treatments. iMedicor will place a message on the front page designed to encourage a “Click” through to content inside ClearLobby. This procedure will be repeated with other network partners, all of whom will need prior approval of Access Pharma prior to launch. Each of these strategic partners has access to various targeted groups at different levels of concentration and specialty. Through iMedicor we can isolate the targeted market and communicate directly with the targeted profiled group.

11.
Additional Content formats can be included for follow-up activities such as audio lecture files, video presentations or seminars both live and archived. iMedicor is willing to include these services at no additional cost.

Phase III

1.	During the initial execution iMedicor and Access Pharmaceuticals will continue to monitor response and adjust the program accordingly.
2.	Based on the results, iMedicor will propose a “Next Phase” marketing plan and submit the plan to Access 60 days after the initial launch.
3.	This plan will be designed to continue the momentum started in Phase I & II.
4.
The approach of evaluating the existing project, adjusting as required to maximize results, then building on that foundation to execute additional marketing project will be part of the iMedicor service.

Projections / Cost

Costs

Phase 1

A.
An initial monthly fee of $10,000 will be charged for the first 5 months. The first payment will be due 60 days prior to the launch (first payment due May 15, 2010). Each subsequent payment will be due on the monthly anniversary date of the initial payment.

B.
This fee will include the use of our data base, iMedicor content control system (ClearLobby), customization of ClearLobby, integration required by our strategic partners, Friends and Family  sample distribution, coordination with DMS, training of sales people and iMedicor customer service support staff and access to the “Alert” system.

C.
After the launch the first 250 “click” through’s to order samples will be “No Charge”. Additional “Click” through’s to order samples above the 250 minimum will be charged $20.00 per click through with a 200 “click” through maximum. Any additional “Click” through’s over the minimum (250) and the maximum billable(200) will be processed at no charge.  (NOTE: ONLY ONE SAMPLE ORDER WILL BE CHARGED PER MEDICAL PRACTICE. IN THE EVENT THAT MULTIPLE SAMPLES ARE ORDERED FROM THE SAME PRACTICE, IMEDICOR WILL PROCESS THE ORDERS BUT ONLY CHARGE ON THE INITIAL REQUEST, ONE TIME ONLY).

D.	Click through’s to the “request for direct communication and retrieval of content” will be processed to Access Pharma at no charge.
iMedicor will provide a monthly billing report that will include detailed information on each qualified click through.
F.	A qualified click through will be considered an individual physician or an office administrator or nurse. Only one click through per practice will be charged for samples.
G.
All practices that respond in any manner to iMedicor marketing (ie; Order samples, retrieve content, request direct communication) will be tagged as an iMedicor client. All script and or sales of Access Pharma products will be identified and become part of the ongoing success bonus as highlighted in the next section.

H.
iMedicor shall have the right, during normal business hours and at a place designated by Access Pharma’s CFO, to compare its records with the success bonus reports provided as the basis of payment to iMedicor from Access Pharma.

I.	Access pharma will have the option to cancel this program after 90 days if a minimum of 750 requests for samples is not obtained. All other success bonus features of this agreement remain in effect.
J.
Access Pharmaceuticals will have the right to cancel this agreement with 60 days written notice after launch. In the event of cancellation, the one year “tail” on this agreement, as described in the next paragraph will be in full force. IMEDICOR will accept a mutually agreed upon buyout of the “tail” agreement by mutual consent.

Success Bonus

A.	Each doctor / practice that is generated through the iMedicor marketing program will be tagged in the Access bookkeeping system
B.	iMedicor will receive a success bonus based on gross sales using the following one time threshold formula:
a.	0 to - $2,500,000 3.5%
b.	$2,500,001 and over – 5%
C.	Bonus will continue to be paid while iMedicor is engaged and for a period of one year if the agreement is cancelled for any reason.
D.	The Success bonus will be paid quarterly for the first six months then every calendar month thereafter paid on the 15th of following month.

On-line Educational Seminar No additional charge, will include:

A.	One hour program
B.	Complete turn key production, administration, registration, technical and staging, archiving and usage reports as described in this proposal
C.	All staging, marketing, training, technical support, system usage, registration, archival services and administration

Creative
For all of its creative work, iMedicor can recommend a variety of qualified agencies at your request.

The recommended agencies can do the concept, creative, graphic design, compliance standards, content management, Alert messaging and other marketing related creative services. Fees for their services will negotiated between Access and the agency separately once the final scope of work is determined.

Public Relations

As part of this program iMedicor will create several press releases. The first will announce the finalization of the marketing program and a proposed second release to announce results. Both releases will have the approval of both companies and will be sent out jointly or individually TBD.

In addition, iMedicor is sponsoring a series of 3 to 5 minute interviews from thought and industry leaders. The Interviews will be professionally shot in a studio in Red Bank NJ. The interviewer will be Miles O’Brien, former anchor for 16 years at CNN. Miles has limited availability and scheduling will be of critical importance. The focus of this segment will be on Access as a company, the product and their marketing strategy using iMedicor as their marketing partner. The segment will be suitable for posting on both sites and distribution to the news and on-line media.

The iMedicor PR group will also move aggressively to secure industry media interviews for both companies, individually or collectively. It is agreed that if interviews are scheduled individually by the iMedicor PR group for the express purpose of generating publicity for this project, the company being interview will highlight / mention the other company.

iMedicor will also set up and host a series of Thought Opinion Leaders that will create a dialog with other peer related groups in regard to use and results of MUGARD. Details on this capability will be determined by mutual consent.

iMedicor will absorb all related PR costs as related to this section.

The revised agreement is agreed to this 26th day of April, 2010 and is considered in addition to, not in replacement of the original agreement executed September 22, 2009.

For iMedicor

/s/Fred Zolla
Fred Zolla
CEO

For Access Pharmaceuticals, Inc

/s/Jeffery Davis
Jeffrey B. Davis
CEO